Exhibit 99.1

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N E W S R E L E A S E

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Siyata Mobile Receives Approval for Flagship UV350 In-Vehicle Device with Telstra in Australia

Vancouver, BC – October 13, 2021 – Siyata Mobile Inc. (NASDAQ: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, announces it has received approval from Telstra, Australia’s leading cellular carrier, for the Company’s flagship UV350 device. The UV350 is the world’s first 4G/LTE, all-in-one vehicle fleet communication device that delivers cellular voice calls, Push-to-Talk over Cellular (PoC), and data applications and was designed to optimize mobile communications while driving.

“We look forward to launching the UV350 in Australia through Telstra , another leading cellular carrier. Siyata strives to be an international leader in the PoC space, and the recent approval from Telstra furthers this goal. Moreover, we are working with Telstra on additional device approvals and hope to deepen our relationship with the carrier over time,” said Marc Seelenfreund, CEO of Siyata.

The UV350 device was designed specifically for commercial vehicles and helps ensure safer communication for professional drivers and first responders, such as ambulances and police squad cars, by combining the functions of multiple devices into one. Unlike traditional cellular communication devices, the UV350 is powered by the vehicle’s battery and has cellular signal boosting technology to ensure drivers are always connected in emergency situations.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to improve communication, increase situational awareness, and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak, and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under “SYTAW”.

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States)

CORE IR

516-222-2560

SYTA@coreir.com

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.